

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2020

James H. Hunter, IV
Executive Vice President and General Counsel
Marriott Ownership Resorts, Inc.
6649 Westwood Blvd.
Orlando, FL 32821

Re: Marriott Ownership Resorts, Inc.
Registration Statement on Form S-4
Filed June 23, 2020
File No. 333-239393

Dear Mr. Hunter:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ronald (Ron) Alper at 202-551-3329 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Richard Aftanas